Apex 11 Inc.

November 7, 2024

Howard Efron

Mark Rakip

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Apex 11 Inc.
Form 10-K for the year Ended December 31, 2023 Filed March 19, 2024 File No. 000-54964

Dear Howard Efron and Mark Rakip:

Apex 11 Inc. (the “Company”) submits this letter to you in response to your letter of November 4, 2024, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth the Company’s response to the Staff’s comment.  For your convenience, we have recited the Staff’s comment in italicized, bold type and have followed the comment with our response.

COMMENT:

Form 10-K for the Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm, page 8

1.

We note that the report from your independent registered public accounting firm does not cover the balance sheet as of December 31, 2022, nor the related financial statements (e.g., statements of operations, stockholders’ equity (deficiency), and cash flows) for the fiscal year ended December 31, 2022. Please amend your Form 10-K to include an audit report that covers the financial statements as of and for each of the most recent two fiscal years; refer to Rule 8-02 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment, and the Company confirms that it amended the December 31, 2023, 10-K to include the independent registered auditors report that covers the Company’s balance sheet as of December 31, 2022, and related statements.

2.

We note your going concern disclosure on page 14 which indicates that substantial doubt exists regarding the registrant's ability to continue as a going concern. Please have your independent registered public accounting firm tell us what consideration they gave to providing an explanatory paragraph in concluding on your ability to continue as a going concern or amend your filing to have them revise their report as appropriate. Refer to PCAOB AS 2415.

RESPONSE:

We acknowledge the Staff’s comment, and the Company confirms that we amended the December 31, 2023, 10-K to include in the independent registered auditors report which contains an explanatory paragraph describing certain considerations the auditors gave relating to the Company’s ability to continue as a going concern.

Furthermore, the Company acknowledges that;

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring  the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request that the Staff contact Jonathan A. Coury, Esq., at Hool Coury Law, PLC (602) 852-5583 telephone or email jcoury@hoolcourylaw.com with any questions or comments.

Sincerely,

/s/ Anthony Iarocci

Chief Executive Officer

Apex 11 Inc.